April 5, 2016

VIA EDGAR

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-35784

Dear Ms. Raminpour:

This letter sets forth the responses of Norwegian Cruise Line Holdings Ltd. (“Norwegian,” the “Company,” “we,” “us,” or “our”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 30, 2016 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the 2015 Form 10-K and all references to the Form 8-K refer to the press release furnished on February 23, 2016.

Form 8-K filed February 23, 2016

1. We note that in the highlights sections of your press release furnished on Form 8-K, you disclose certain non-GAAP financial measure such as adjusted net income and adjusted EPS, without the disclosure of the most comparable GAAP measures. Please note that under Item 10(e)(1)(i)(A) when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. Please revise accordingly. See also Instruction 2 to Item 2.02 of Form 8-K.

Response:

Within the highlights sections of our press release furnished on Form 8-K, which includes Adjusted Net Income and Adjusted EPS among other non-GAAP financial measures, the most directly comparable GAAP financial measures such as net income and diluted earnings per share, although disclosed within the Form 8-K, were not disclosed with equal or greater prominence than the non-GAAP financial measures. In the future, including in our Form 8-K furnished in accordance with Item 2.02 for the quarter ended March 31, 2016, we will disclose GAAP financial measures with equal or greater prominence to the non-GAAP financial measures in accordance with Item 10(e)(1)(i)(A).

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As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If you have any questions regarding the Company’s responses, please contact either me at (305) 436-4098 or Faye L. Ashby, Senior Vice President and Chief Accounting Officer at (305) 436-4294.

Respectfully submitted,

By:	/s/ Wendy A. Beck
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

cc:	Frank J. Del Rio, President and Chief Executive Officer

Daniel S. Farkas, Esq., Senior Vice President and General Counsel

Faye L. Ashby, Senior Vice President and Chief Accounting Officer

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